December 31, 2019

Richard Kaiser
Acting Chief Financial Officer
BioForce Nanosciences Holdings, Inc.
2020 General Booth Blvd., Unit 230
Virginia Beach, VA 23454

       Re: BioForce Nanosciences Holdings, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed December 13, 2019
           File No. 000-51074

Dear Mr. Kaiser:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Richard W. Jones, Esq.